

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 15, 2009

<u>Via U.S. Mail</u>

Ronald Rowan
Chief Financial Officer and Treasurer
Monarch Casino & Resort, Inc.
3800 S. Virginia Street
Reno, NV 89502

> **Re:** **Monarch Casino & Resort, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2009**
> **File No. 000-22088**

Dear Mr. Rowan:

We have reviewed your response to our comment in our letter dated May 15, 2009 and have the following additional comment. Unless otherwise indicated, we think you should revise your document in future filings in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your explanation, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that our comment will be complied with, or, if you view our comment as inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Definitive Proxy Statement on Schedule 14A

Compensation Elements, page 8

1. We note your response to prior comment 1. Please expand your justification for your belief that performance targets may be omitted due to the risk of competitive harm. In your revised analysis, tell us specifically how disclosure of historical EBITDA targets would enable competitors to calculate the company's future operating metrics and tactical plans. In so doing, please address the following related questions:

    - Tell us how a competitor could determine the company's future plans, including short-term and long-term priorities and upcoming operating expense levels, from the disclosure in the proxy statement of performance targets for a past fiscal year;

    - Explain why a past year's targets would necessarily be predictive of the company's strategic plans in future years given that the compensation committee may, from one year to the next, vary the level of difficulty for achievement of the targets;

    - Explain how a competitor could determine the strategic weight the company places on marketing programs, promotional expenses and staffing from the company's disclosure of the targets;

    - Tell us how a competitor's comparison of the targets against actual performance would enable it to draw a specific conclusion with respect to the company's strategy and projected performance. For instance,

        - Might there be multiple variables that may have affected actual performance that are unrelated to the specific targets or the company's strategy for a past fiscal year?

        - How would a competitor be able to differentiate among, and isolate the impact of, potential variables, in order to project the company's future financial performance or otherwise glean useful information from the difference between actual performance and targeted performance?;

    - Explain in greater detail how disclosure of performance targets could be expected to allow competitors to create marketing, promotional and/or hiring programs specifically targeted and designed to gain an advantage over you.

In responding to the above questions, we encourage you to provide illustrative examples to clearly demonstrate how the performance targets for a past fiscal year could be used by your competitors to derive specific current and future strategic information that could competitively harm the company.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Michelle Lacko at (202) 551-3240. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director